[KNIGHT CAPITAL GROUP, INC. LETTERHEAD]

CONFIDENTIAL TREATMENT REQUESTED FOR

CERTAIN ITEMS DESCRIBED BELOW

October 5, 2007

Mr. Rufus Decker

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Knight Capital Group, Inc. (“Knight” or “the Company”)

Form 10-K for the year ended December 31, 2006

Form 10-Q for the period ended June 30, 2007

File No. 0001-14223

VIA EDGAR

Dear Mr. Decker,

I am writing in response to the comment letter of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 5, 2007, relating to Knight’s Form 10-K for the year ended December 31, 2006 (“2006 Form 10-K”) and Form 10-Q for the period ended June 30, 2007 (“June 30, 2007 Form 10-Q”). For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

In addition, we acknowledge to the Staff that:

•	Knight is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Knight may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: Where requested in the comments from the Staff, we have provided proposed revised text below. Please note that, where proposed revised text is set forth below in our responses, underlined text indicates proposed additions to existing disclosures or the disclosures that we proposed in our letter dated July 27, 2007, while text that is struck through indicates proposed deletions to existing language or the language that we proposed in our letter dated July 27, 2007. In cases where the relevant comment relates to a disclosure that is required for our quarterly filings, we will include revised disclosures in our future quarterly filings, beginning with our Form 10-Q for the period ended September 30, 2007. Where the relevant comment relates to a disclosure that is required for our annual filings, we will include revised disclosures in our future annual filings, beginning with our Form 10-K for the year ending December 31, 2007.

Strategic investments, Page 42

2. We note your response to comment 6 from our letter dated June 22, 2007. Please revise your financial statement footnotes to more clearly describe and quantify the components of your strategic investments for each period presented.

Response: In response to the Staff’s comment, we propose to enhance our “Investment in Deephaven-Sponsored Funds and Strategic Investments” footnote to include the following:

Strategic investments of $49.4 million at December 31, 2006 consisted of $32.3 million short-term investments in two liquid investment funds carried at fair value, $12.2 million in five limited liability company and limited partnership investments accounted for under the equity method, $4.5 million investment in private company common stock representing less than 20% equity ownership which is held at cost, and $0.4 million of warrants in a publicly traded entity held at fair value. Strategic investments of $31.9 million at December 31, 2005 consisted of a $20.4 million available-for-sale investment in shares of a publicly traded corporation carried at fair value, $4.8 million short-term investment in a liquid investment fund carried at fair value and $6.6 million in three limited liability company and limited partnership investments accounted for under the equity method, and $0.1 million investment in private company common stock representing less than 20% equity ownership, which is held at cost.

Consolidated Financial Statements

Consolidated Statements of Operations, page 53

3. We note your response to comment 7 from our letter dated June 22, 2007. Please revise your proposed future filing disclosures to disclose the amount of dividend income and expense that you are including as a component of “Net trading revenue” for all periods presented.

Response: In response to the Staff’s comment, we propose to enhance our Significant Accounting Policies footnote as follows:

Dividend income relating to securities owned and dividend expense relating to securities sold, not yet purchased, derived from our market making activities are included as a component of Net trading revenue on the Consolidated Statements of Operations. Net trading revenue included dividend income/(expense) of $6.1 million/($6.8 million) and $3.4 million /($4.1 million) for the years ended December 31, 2006 and 2005, respectively.

Note 5 – Goodwill and Intangible Assets, page 61

4. We note your response to comment 10 from our letter dated June 22, 2007. In particular, we note your proposed revisions to future filings which indicate that as of December 31, 2006 your customer relationship intangibles with a net carrying amount of $46.5 million have a weighted average remaining life of 17 years. Please provide us with the following information regarding your customer relationship intangibles for the Donaldson, Direct Trading, and Hotspot acquisitions (address each acquisition separately):

•	Quantify the dollar value assigned to the customer relationship at acquisition;

•	Quantify the gross and net carrying amount of customer relationship intangible at the end of each balance sheet period presented;

•	Tell us the estimated economic life of the customer the relationship intangible at acquisition;

•	Tell us how you determined that an accelerated depreciation method would not be appropriate for these customer relationship intangible assets;

•	Describe both the industry and company specific assumptions you relied upon in determining the amortization period for your customer relationship intangible at acquisition;

•

Describe in detail any adjustments to the estimated economic life of the customer relationship intangible subsequent to acquisition (including the reasons for the adjustment, the economic life before and after the adjustment, and the basis for determining the new economic life);

•

Tell us how you monitor whether Donaldson, Direct Trading and Hotspot customer accounts obtained on acquisition continue to provide benefit to the company as part of your annual impairment analysis. In doing so, please provide us with the expected customer loss rates for each period that were used for purposes of determining that your amortization period was appropriate; and

•	Provide us with your actual customer loss rates for each period, including quarters, since acquisition. If more customers are leaving than expected, please tell us how you account for this.

Response: Please see Exhibit 1 for our responses to the above comments.

Note 6 – Investment in Deephaven-Sponsored Funds and Strategic Investments, page 62

5. We note your response to comment 11 from our letter dated June 22, 2007. We are unable to determine from your response what specific consideration was given to FIN 46(R) in accounting for your investment in Deephaven-Sponsored Funds. Please provide us with a summary of the FIN 46(R) analysis that you performed to determine that none of the Deephaven-Sponsored Funds which are limited partnerships or limited liability companies would be considered variable interest entities.

Response: Please see Exhibit 2 for a summary of our FIN 46(R) analysis for the Deephaven-sponsored funds.

Note 11 – Commitments and Contingent Liabilities, page 64

6. We note your response to comment 12 from our letter dated June 22, 2007. As previously requested, please also revise your proposed future filing disclosures to describe how you consider lease payments dependent on an existing index or rate in determining your minimum lease payments.

Response: None of the Company’s leases include rates that are dependent on an existing index or rate. Any leases with escalation clauses have predetermined contractual escalations that are established at the commencement of the lease.

In response to the Staff’s comment, we propose to enhance our disclosure in our Commitments and Contingent Liabilities footnote in future filings as follows:

The Company leases office space under noncancelable operating leases. Certain office leases contain fixed dollar-based escalation clauses. The Company follows SFAS No. 13 Accounting for Leases, as clarified by Emerging Issues Task Force and Financial Accounting Standards Board Technical Bulletins, which states that rent expense under operating leases with fixed rent escalations, lease incentives and free rent periods should be recognized on a straight-line basis over the lease term beginning on the date the lessee takes possession of or controls the use of the space, including during free rent periods.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2007

Controls and Procedures, page 39

7. Please revise your disclosures regarding the definition of disclosure controls and procedures to reference Rule 13a-15(e) of the Securities Exchange Act of 1934 instead of Rule 13a-14(c).

Response: We will revise our disclosures in the Controls and Procedures section of our future filings to reference Rule 13a-15(e) of the Securities Exchange Act of 1934.

Other Information

Legal Proceedings, page 40

8. For each of the legal and regulatory matters described on page 40, if it is reasonably possible that a loss may have been incurred, please disclose the estimated possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraph 10 of SFAS 5.

Response: The Company records litigation accruals in accordance with SFAS 5, Accounting for Contingencies, when it is probable that a liability has been incurred and the amount of the loss can be estimated.

As discussed in Footnote 11 “Regulatory Charges and Related Matters” in the Form 10-Q for the period ending June 30, 2007, we recorded a charge of $1.3 million, net of tax, in the first quarter of 2007 related to a regulatory matter in connection with the activities of the former Derivative Markets business segment which, prior to its sale by the Company in December 2004, was primarily operated through Knight Financial Products LLC. This charge was the only accrual that met the SFAS 5 criteria of being probable and estimable.

In addition, as discussed in Footnote 10 “Commitments and Contingences” in the Form 10-Q for the period ending June 30, 2007, while the Company is subject to several legal and regulatory matters in the ordinary course of business, the results of these matters cannot be predicted with certainty. These matters, which are described on page 40, do not meet the SFAS 5 criteria for recording a loss as they are not probable or estimable. As such, the Company has not recorded an accrual nor does management believe that it is possible to estimate a possible range of loss for such matters at this time.

Based upon your comments and paragraph 10 of SFAS 5, we will revise our footnote disclosure for “Regulatory Charges and Related Matters” in future filings to clarify that management cannot estimate a possible range of loss for these matters at the present time as follows:

In the ordinary course of business, the nature of the Company’s business subjects it to claims, lawsuits, regulatory examinations and other proceedings. We are subject to several of these matters at the present time. The results of these matters cannot be predicted with certainty, and we cannot estimate a possible range of loss for these matters at this time. There can be no assurance that these matters will not have a material adverse effect on the Company’s results of operations in any future period and a material judgment could have a material adverse impact on the Company’s financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company although they might be material to the operating results for any particular period, depending, in part, upon operating results for that period.

*                *                *

Please contact me at (201) 222-9400 with any further questions or comments.

Sincerely,

/s/ Steven Bisgay
Managing Director and Chief Financial Officer

Exhibit 1

Confidential Treatment Requested For Certain Items Described Below

Customer Relationship Intangibles

•	Quantify the dollar value assigned to the customer relationship at acquisition;

•	Quantify the gross and net carrying amount of customer relationship intangible at the end of each balance sheet period presented;

•	Tell us the estimated economic life of the customer relationship intangible at acquisition;

Please see the following table for our response to the above comments ($ in millions):

	Donaldson	Direct Trading	Hotspot
Acquisition date	Dec-03	Jun-05	Apr-06

Value assigned at acquisition	$8.9	$17.0	$26.0

Gross and net carrying amounts

December 31, 2006
Gross value	8.9	17.0	26.0
Net carrying value	7.5	13.8	25.1

December 31, 2005
Gross value	8.9	17.0	0
Net carrying value	8.0	15.9	0

Estimated economic life at acquisition	20 years	8 years	20 years - Market-makers 24 years - Institutional

•	Tell us how you determined that an accelerated depreciation method would not be appropriate for these customer relationship intangible assets;

As of the acquisition date, the Company determined that an accelerated depreciation method would not be appropriate because the historical and expected pattern of decrease in economic life of each of the acquired customer relationship intangible assets is more consistent with the straight-line method of depreciation based on the following considerations:

1)	As of the acquisition date our review of each of the customer relationship intangible assets indicated that projected client attrition would be generally consistent with historical pre-acquisition periods and would not be accelerated during the subsequent periods following the acquisition, and

2)	Any loss of revenues due to customer attrition would be partially offset by revenues resulting from sales of other Company products to the acquired customer base (i.e., cross-selling arrangements).

•	Describe both the industry and company specific assumptions you relied upon in determining the amortization period for your customer relationship intangible at acquisition;

We utilized the Income Approach in determining the amortization period for the customer relationship intangible assets. Under the Income Approach, we projected total revenues, fixed and variable operating expenses and overall operating margins attributable to the existing customer base and applied an anticipated attrition rate. With the assistance of a third-party valuation firm we calculated the net present value of the projected cash flows to determine the value of the acquired customer intangible assets on their respective acquisition dates.

To determine the estimated economic life of each of the acquired customer relationship intangibles, we determined a “projected actual annual attrition rate” based upon the factors discussed below for each acquisition. We also considered potential revenue growth from each of the existing customer bases (natural growth as well as additional revenue from cross-selling opportunities with respect to the Company’s existing businesses), to determine a “projected effective annual attrition rate”.

The projected effective annual attrition rate assumptions were applied in a declining balance manner, but since the declining balance method results in an infinite amortization period, an amortization period was estimated not to exceed the inverse of the projected effective annual attrition rate. For example, a customer relationship intangible with a 5% projected effective annual attrition rate will not result in an economic life of more than 20 years.

We have also considered various industry and company specific factors to determine the assumptions described above. The industry specific assumptions included factors such as overall economic, legal and regulatory outlook, projected industry growth, and competitive landscape. Company specific factors included factors such as customer loyalty, historical attrition rates, composition of the customer base, uniqueness of the product offering, barriers to change, and opportunities and benefits through cross-selling arrangements.

Specific industry and company specific assumptions and factors for each acquisition are as follows:

Donaldson

Our primary assumption in valuing the Donaldson customer relationship intangibles was a (CTR1of19/RL10.05.07) projected effective annual attrition rate and a (CTR2of19/RL10.05.07) projected actual annual attrition rate for Donaldson’s existing clients. This assumption was based on the following factors that existed at the time of the acquisition:

•

Donaldson’s customers were very large established institutional investors, investment advisors and plan sponsors in the United States and abroad. Donaldson did not have any individual or retail clients. Institutional clients tend to be very long-lived in comparison to individual or retail clients.

•

At the time of acquisition (December 2003) Donaldson had a nineteen year history with a strong, well respected reputation and an award-winning client service model. Donaldson had demonstrated a history of strong client retention with minimal turnover among its (CTR3of19/RL10.05.07) clients.

•

Donaldson clients were viewed as being deeply ingrained given i) the strong relationships between Donaldson’s sales employees, support staff and their clients, and ii) the embedded nature of the payment processing services provided by Donaldson (i.e., customers effectively outsource their soft-dollar invoice paying processes to Donaldson). Due to the strong personal nature of its client relationships, the embedded nature and service orientation of the business model and the propensity for institutions to minimize operational disruption, Donaldson clients were viewed as “extremely difficult to penetrate” and less likely to be lured away by a competitor.

Direct Trading

Our primary assumption in valuing the Direct Trading customer relationship intangibles was a (CTR4of19/RL10.05.07) projected effective annual attrition rate and (CTR5of19/RL10.05.07) projected actual annual attrition rate for Direct Trading’s existing clients. This assumption was based on the following factors that existed at the time of the acquisition:

•

Direct Trading’s customers were small and mid-sized hedge funds, investment advisors and broker dealers. Direct Trading’s clients were (CTR6of19/RL10.05.07) than the large established institutional client bases of Donaldson and Hotspot, and as such were viewed as having less potential longevity.

•	At the time of acquisition (June 2005) Direct Trading had been in business for seven years and demonstrated strong growth and successful client relationships based upon superior client service.

•

Direct-Trading’s model included distributing a third-party owned (i.e., non-proprietary) electronic direct market access platform, which inherently has a low barrier for change (i.e., lower switching cost and lower potential for customer retention).

Hotspot

Our primary assumption in valuing the Hotspot customer relationship intangibles was a (CTR7of19/RL10.05.07) projected effective annual attrition rate and (CTR8of19/RL10.05.07) projected actual annual attrition rate for Hotspot’s existing market-maker clients and (CTR9of19/RL10.05.07) projected effective annual attrition rate and (CTR10of19/RL10.05.07) projected actual annual attrition for existing institutional clients. This assumption was based on the following factors that existed at the time of the acquisition:

•

Hotspot’s market-maker clients were very large, established money center banks that are among the largest market participants in the global foreign exchange markets. Such established clients were viewed as being extremely stable and having significantly less likelihood of going out of business given their historical longevity.

•	Hotspot’s institutional clients were large, established hedge funds, commodity trading advisors and other institutions. Such clients were expected to demonstrate superior longevity.

•

Hotspot operated a proprietary electronic communications network (“ECN”) for spot foreign exchange transactions. At the time of acquisition (April 2006), Hotspot’s business model was unique and offered the only institutional foreign exchange ECN in existence, which enhanced its expected client retention rates.

•

Describe in detail any adjustments to the estimated economic life of the customer relationship intangible subsequent to acquisition (including the reasons for the adjustment, the economic life before and after the adjustment, and the basis for determining the new economic life);

The Company has not made any adjustments to the estimated economic life of its customer relationship intangible assets subsequent to each respective acquisition.

SFAS 142 Goodwill and Other Intangible Assets requires that goodwill and intangible assets not subject to amortization be tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. SFAS 144 Accounting for Impairment or Disposal of Long-Lived Assets requires that a long-lived asset (asset group) be tested for recoverability whenever events or changes in circumstances (“triggering events”) indicate that its carrying amount may not be recoverable.

As part of our annual impairment analysis, we assessed whether any triggering events occurred. Based on our annual review, which was last performed in May 2007, we determined that there have been no triggering events with respect to the Donaldson, Direct Trading or Hotspot customer relationship intangible assets. Since no triggering events have occurred, the Company has not performed any test for recoverability pursuant to SFAS 144 and has not made any adjustments to the estimated economic lives of such assets.

•

Tell us how you monitor whether Donaldson, Direct Trading and Hotspot customer accounts obtained on acquisition continue to provide benefit to the company as part of your annual impairment analysis. In doing so, please provide us with the expected customer loss rates for each period that were used for purposes of determining that your amortization period was appropriate;

As described above, as part of our annual impairment analysis we monitor events and changes in circumstances to determine whether there has been a triggering event which would require us to test the Donaldson, Direct Trading and Hotspot customer intangible assets for recoverability.

We monitor the benefit that the acquired Donaldson, Direct Trading and Hotspot customer accounts provide to these businesses. Specifically, we review and monitor the financial performance of each of the acquired businesses, including sales from the acquired customer accounts and cross-sales of products or services of other Company offerings by such acquired customers accounts.

As noted above, we used the following expected customer loss rates in determining the amortization periods of the acquired customer intangibles:

Donaldson – (CTR11of19/RL10.05.07) projected effective annual attrition rate and (CTR12of19/RL10.05.07) projected actual annual attrition rate, resulting in 20 year amortization period.

Direct Trading – (CTR13of19/RL10.05.07) projected effective annual attrition rate and (CTR14of19/RL10.05.07) projected actual annual attrition rate, resulting in an 8 year amortization period.

Hotspot – (CTR15of19/RL10.05.07) projected effective annual attrition rate and (CTR16of19/RL10.05.07) projected actual annual attrition rate for market-makers, resulting in an estimated amortization period of 20 years, and (CTR17of19/RL10.05.07) projected effective annual attrition rate and (CTR18of19/RL10.05.07) projected actual annual attrition rate for institutional clients, resulting in estimated amortization period of 24 years.

•	Provide us with your actual customer loss rates for each period, including quarters, since acquisition.

The actual attrition rates for each period were as follows: (CTR19of19/RL10.05.07)

•	If more customers are leaving than expected, please tell us how you account for this.

Donaldson

In the initial year following the acquisition (2004), actual attrition exceeded projected actual annual attrition by approximately 3 percent. We did not consider this to be a triggering event under SFAS 144 given the fact that this was the first year following the acquisition, and we had not yet fully implemented our cross-selling initiatives (which were deemed integral to our client retention initiatives). Please note that these cross-selling initiatives were fully implemented in 2005 and 2006, which directly resulted in a steady reduction of our actual attrition rates for those years.

Direct Trading

The actual attrition rates were less than the projected actual annual attrition rates for the Direct Trading acquired customer intangible assets.

Hotspot

The actual attrition rates were less than the projected actual annual attrition rates for the Hotspot acquired customer intangible assets.

As there have been no triggering events under SFAS 144, we have not made any adjustments to the estimated useful lives of these customer relationship intangibles or otherwise made any adjustments as a result of our actual attrition rates.

Exhibit 2

FIN 46(R) Analysis of Deephaven Sponsored Funds

The Company’s wholly-owned subsidiary, Deephaven, is the registered investment advisor and sponsor of the Deephaven Funds. Those funds that are designed for US taxable investors are organized as Delaware limited liability companies (LLCs) and are structured such that Deephaven is the managing member and investment advisor. In its role as managing member Deephaven maintains an equity interest in the various Funds and as such we have analyzed each of these Funds under FIN 46(R) and EITF 04-05 to determine whether they should be consolidated for financial reporting purposes.

Our analysis covered the Deephaven Sponsored Funds (collectively “the Funds”) existing as of December 31, 2006 and organized as Delaware LLCs as follows:

•	Deephaven Global Multi-Strategy Fund LLC (formerly Deephaven Market Neutral Fund LLC) (formed 1/1/2001)

•	Deephaven Event Fund LLC (formed 1/10/2001)

•	Deephaven Credit Opportunities Fund LLC (formed 5/1/2005)

•	Deephaven Global Value Partners Fund LLC (formed 5/1/2006)

We considered the following FIN 46(R) criteria in our determination and assessment of whether any of the Funds would be considered a variable interest entity (“VIE”) for purposes of consolidation:

1.	The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. (FIN 46(R) ¶ 5.a.)

Assessment

As of December 31, 2006 each of the above Funds had equity that was equal to between 92% and 98% of the fair value of their respective total assets, significantly above the 10% threshold as described in paragraph 9 of FIN 46(R). Even if the assets of the Funds were considered to be “high risk” as per FIN 46(R) paragraph 10, the high percentage of each Fund’s equity to total assets evidences that each Fund has adequate equity to finance its activities.

Secondly, each of the Funds has historically demonstrated an ability to finance their activities without additional subordinated support.

Given the high level of equity versus assets and each of the Fund’s ability to operate without any additional subordinated financial support, we have concluded that each of the Funds has adequate equity at risk and therefore does not meet the first criteria to be considered a VIE.

2.	As a group the holders of the equity investment at risk lack the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership). (FIN 46(R) ¶ 5.b.(1))

Assessment

Pursuant to each of the Fund’s Operating Agreements (“OAs”), the management, operation and determination of policy of each of the Funds is vested exclusively with Deephaven in its capacity as Managing Member.

The equity owners of the Funds are i) the investors, who are members of the Funds by virtue of their investment in the Funds, and ii) Deephaven, who is Managing Member of each Fund. Although Deephaven may have equity at risk at any given time, it is not required to maintain a capital account and may be in a situation of not having any equity interest at risk. If Deephaven did not have any equity at risk, then the holders of the equity investments at risk (i.e., the non-managing members) would not have the voting rights to make decisions about the Fund’s activities that have a significant impact on the success of the Fund as all such rights are vested in the Managing Member.

Pursuant to each of the OAs, the eligible voting members may, however, by a simple majority vote, remove the Managing Member of each of the Funds from its position upon at least 90 days written notice following a vote to such effect, with each member voting based upon the respective net asset value of such member’s interest in the Fund. These kick-out rights meet the criteria of paragraph B.20 of FIN 46(R) as they allow the Managing Member to be removed by a simple majority of the voting interests. Additionally, there are no significant barriers to exercise those rights (the 90 day notice is not a barrier but rather an administrative mechanism to ensure a proper transition), which is consistent with paragraph B.20 (b).

As such, the kick-out rights are substantive and the owners of the equity investments at risk do not lack the direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity. The second criterion of FIN 46(R) is therefore not met for each of the Funds.

3.	As a group the holders of the equity investment at risk lack the obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity. (FIN 46(R) ¶ 5.b.(2))

Assessment

Based on our review of the Funds’ OAs, the entire amount of each Fund’s gains and losses are allocated to the members (including the Managing Member) of such Fund. There are neither mechanisms in place that would protect the members (investors) from losses nor guaranteed returns by either Deephaven or any other parties. As such, the holders of the equity investment at risk for each Fund do not lack the obligation to absorb the expected losses of the entity and the third criterion of FIN 46(R) is therefore not met for each of the Funds.

4.	As a group, the holders of the equity investment at risk lack the right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. (FIN 46(R) ¶ 5.b.(3))

Assessment

The allocation provisions outlined in each of the Fund’s OA provide that the owners of each Fund have the right to receive the expected residual returns of the entity. Although the Managing Member is entitled to an incentive allocation based upon the performance of the Fund (and the underlying funds), such allocation is based on a percentage of the overall profits of the Fund and does not cap the returns of the non-managing members. The fourth criterion of FIN 46(R) is therefore not met for each of the Funds.

Conclusion – None of the LLCs are VIEs

Our analysis supports the conclusion that a VIE does not exist for any of the Funds. As such, we believe that each of the Funds should be viewed as a voting interest entity for consolidation purposes.

EITF 04-05 Analysis

As the Funds are treated as voting interest entities, we also analyzed each Fund under EITF 04-05 to determine whether Deephaven could be considered to control any of the Funds, which could also lead to consolidation.

Based upon our analysis of the Funds’ kick-out rights discussed above, we believe that Deephaven would not be considered to control any of the Funds, and therefore should not consolidate the Funds but instead account for its interest in the Funds under the equity method.